

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

William Koschak
Chief Financial Officer
Calyxt, Inc.
2800 Mount Ridge Road
Roseville, Minnesota 55113

      Re: Calyxt, Inc.
          Form 10-K for the Year Ended December 31, 2020
          Form 10-Q for the Period Ended September 30, 2021
          File No. 001-38161

Dear Mr. Koschak:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Debra Frimerman